FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For period ending May 2, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility:-


Dr D Pulman      Exercise of options on 2 May 2006 over 7,215 Ordinary
                 shares granted on 13 August 1997 under the Glaxo Wellcome
                 International Share Option Scheme at a price of GBP12.75 per share. Exercise of options on 2 May 2006 over 130,000
                 Ordinary shares granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of GBP11.79 per share.

                 The sale of 137,215 shares on 2 May 2006 at a price of GBP15.47 per share.

                 The Company was advised of these transactions on 2 May 2006.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).



S M Bicknell
Company Secretary


2 May 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 2, 2006                                          By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc